United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

SPARTANNASH

2.	Name of persons relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Addresses of persons relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

April 7, 2025

Dear fellow SpartanNash shareholders,

Proposal Five in SpartanNash’s (SPTN) proxy statement is our advisory proposal to give shareholders with an aggregate of at least 15% of outstanding common stock the right to call special meetings. The Board has put forth a competing proposal (Proposal Four) seeking a Charter amendment to provide this right at a 25% threshold, and asks shareholders to vote AGAINST ours.

The Board claims our proposed 15% threshold would be costly and disruptive—but this argument lacks merit. Indeed, 15% is a well-established standard. As our proposal notes, ISS, Glass Lewis, and major institutional investors—including BlackRock and Vanguard—recognize 15% as an appropriate threshold.

In fact, with SPTN director M. Shân Atkins on both its board and its governance committee, Darden Restaurants has called providing shareholders the right to call special meetings at a 10% threshold one of its “Corporate Governance Highlights.” It also called this an example of one the company’s “improvements to our corporate governance structure designed to ensure that the Company’s policies and practices are aligned with shareholder interests and corporate governance best practices.”

The right to call a meeting does not mean frequent or unnecessary meetings. Special meetings are rare, precisely because shareholders must still coordinate and justify their necessity. They are called only in extraordinary circumstances when waiting for an annual meeting is impractical.

A 15% special meeting right threshold is reasonable and widely supported. We ask that you vote FOR our proposal to ensure that shareholders have a real voice when it matters most.

Thank you for your attention and consideration.

We’re not asking for and can’t accept your proxy. Please vote “FOR” Proposal Five.